1100 - 1199 W. Hastings St.
Vancouver, B.C. V6E 3T5
Tel: 604-681-9059
Fax: 604-688-4670
www.quaterraresources.com

February 4, 2008	QTA-TSX. VENTURE
NR-02-08

Quaterra Appoints Tracy Stevenson as Chairman of
the Board of Directors

VANCOUVER, B.C.- Quaterra Resources Inc. today announced that Tracy Stevenson has been appointed Chairman of the Company’s Board of Directors.

Mr. Stevenson is a senior mining industry executive with international experience in finance, mergers and acquisitions, strategic planning, corporate governance, auditing, administration and information systems and technology. He worked for Rio Tinto plc, the world’s second largest mining company, and related companies for 26 years. He held a number of senior leadership positions and was involved with many major exploration, development and financing projects.

During the past five years, Mr. Stevenson was the global head of information systems and shared services for Rio Tinto. He previously served for four years as Executive Vice President, CFO and a director of Comalco Ltd., an Australia-based international aluminum company partially owned by Rio Tinto, and a further four years as CFO and a director of Kennecott Corporation, a $3.5 billion diversified North American mining company owned by Rio Tinto. He also has “Big 5”public accounting experience with Coopers & Lybrand (now PriceWaterhouseCoopers).

Mr. Stevenson was appointed to the Quaterra Board of Directors by shareholder vote in July 2007. He is also a director of Vista Gold Company (VGZ; TSX, AMEX). He has a B.S. Accounting Magna Cum Laude from the University of Utah and is a member of the Advisory Board of the University Of Utah David Eccles School Of Business.

“Mr. Stevenson is a high-calibre individual with senior executive and international mining development and operating experience,” says Quaterra’s President and CEO Dr. Thomas Patton. “He will bring a high level of expertise and experience to the Company’s strategic planning, business development, policy implementation and corporate governance functions.”

Says Mr. Stevenson: “I am really looking forward to working more closely with the Quaterra leadership team which has a strong track record of creating shareholder value through a strategy of targeted acquisitions, systematic exploration and cost-effective development. Quaterra has a high quality portfolio of uranium, base and precious metals properties that should offer opportunities for substantial value creation.”

Quaterra Resources Inc. (TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors, “
Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.